

MAN INVESTMENTS INC.
(SEC I.D. No. 8-32575)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

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SEC FILE NUMBER
8-32575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Man Investments Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas, 21st Floor
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Killard	(212) 649-6629	Michelle.Killard@man.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Man Investments Inc.
Table of Contents
December 31, 2025

This report contains (check all applicable boxes):**

(x) (a)   Statement of Financial Condition

(x) (b)   Notes to Statement of Financial Condition

( ) (c)   Statement of Income

( ) (d)   Statement of Cash Flows

( ) (e)   Statement of Changes in Stockholder's Equity

( ) (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.

( ) (g)   Notes to Financial Statements

( ) (h)   Computation of Net Capital under 17 CFR 240.15c3-1

( ) (i)   Computation of Tangible Net Worth under 17 CFR 240.18a-2.

( ) (j)   Computation for Determination of Customer Reserve Requirements Pursuant to Exhibit A to 17 CFR 240.15c3-3

( ) (k)   Computation for Determination of Security-Based Swap Reserve Requirements Pursuant to Exhibit B to 17 CFR 240.15c3-3.

( ) (l)   Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

( ) (m)   Information Relating to Possession or Control Requirements for Customers under 17 CFR 240.15c3-3.

( ) (n)   Information Relating to Possession or Control Requirements for Security-Based Swap Customers under 17 CFR 240.15c3-3(p)(2).

( ) (o)   Reconciliations, including appropriate explanations, of the FOCUS report with computation of net capital under 17 CFR 240.15c3-1 if material differences exist, or a statement that no material differences exist.

( ) (p)   Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

(x) (q)   Oath or Affirmation in accordance with 17 CFR 240.17a-5.

( ) (r)   Compliance Report in accordance with 17 CFR 240.17a-5.

( ) (s)   Exemption Report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7

(x) (t)   Independent public accountant's report based on an examination of the statement of financial condition.

( ) (u)   Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.

Man Investments Inc.
Table of Contents
December 31, 2025

( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.

( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.

( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12.

( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

AFFIRMATION

I, Michelle Killard, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Man Investments Inc. (the "Company"), as of and for the year ended December 31, 2025, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michelle Killard
Financial and Operations Principal



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Man Investments Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Man Investments Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 30, 2026

We have served as the Company's auditor since 2014.

Man Investments Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	18,219,972
Due from affiliates		14,828,683
Dividends receivable		32,830
Deferred tax asset		40,774
Prepaid expenses		70,384
Total assets	$	33,192,643

Liabilities and Stockholder's Equity

Accrued expenses and other payables		404,346
Due to affiliates		226,830
Payable to broker-dealers		442,959
Income taxes payable to affiliate		4,185,667
Total liabilities	$	5,259,802

Common stock, $1 par value; 10,000 shares authorized and 3,600 issued and outstanding		3,600
Retained earnings		27,929,241
Total stockholder's equity		27,932,841
Total liabilities and stockholder's equity	$	33,192,643

The accompanying notes are an integral part of the statement of financial condition.

Man Investments Inc.
Notes to Statement of Financial Condition
December 31, 2025

1. **Organization and Description of Business**

    Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent") which, in turn, is wholly owned by Man Investments USA Holdings Inc. ("MIUHI"). MIUHI is ultimately a wholly owned subsidiary of Man Group plc, a Jersey public limited company, thus the Company, too, is an indirect wholly owned subsidiary of Man Group plc.

    The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the designated examining authority for the Company. Subject to and in accordance with the Company's membership agreement and regulatory permissions with FINRA, the Company is authorized and limited to engage in selling mutual funds on an application way basis only or through a clearing firm, selling tax shelters or limited partnerships in primary distributions, and private placements of securities. During the year ended December 31, 2025, the Company engaged in conducting private placements of private funds managed by affiliates only.

2. **Summary of Significant Accounting Policies**

    Basis of Accounting
    The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash of $832,491 represents cash deposits held at banks used in the ordinary course of business. Cash equivalents of $17,387,481 represent money market mutual funds investing entirely in United States of America ("US") treasury instruments.

    Fair Value
    Pursuant to ASC 820, Fair Value Measurement, financial assets and financial liabilities are initially recorded at amounts that approximate fair value. The fair value of the assets or liabilities represents the amount that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants. Due from affiliates relate to amounts due from Man Group plc and its subsidiaries ("Man Group"). Other than receivables held with an affiliate relating to Man Group's central cash management program, receivables due from affiliates are generally settled within 30 days. The liabilities owed by the Company consist of accrued expenses and payables due to broker-dealers and affiliates that have short settlement periods and insignificant nonperformance risk.

    US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term or on-demand nature and generally negligible credit risk. These instruments include cash, cash equivalents, due from affiliates, dividend receivables, accrued expenses and other liabilities and payables to broker-dealers.

    Cash and cash equivalents are classified as level 1 financial instruments in the fair value hierarchy as there are quoted prices obtained from brokers for identical assets in active markets. All other financial instruments are considered level 2. There were no transfers between level 1 and level 2 during the year ended December 31, 2025.

Income Taxes
The Company is included in the consolidated federal and state unitary income tax returns filed by MIUHI for its Group (the "Man US Group").

The Company accounts for its income tax in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income taxes* ("ASC 740"). Income taxes are determined on a separate company basis. The Company accounts for income taxes under the asset and liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when these differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not (i.e., greater than 50 percent) to be realized.

Under ASC 740, uncertainty in income tax positions is accounted for by recognizing in the financial statement the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available to determine the appropriate tax benefit to recognize, including tax legislation and statutes, legislative intent, regulations, rulings, and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. Management has not identified any uncertain tax positions at December 31, 2025.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on current facts and circumstances, management expects the risk of loss to be remote.

Recent Accounting Pronouncements
In November 2024, the FASB issued guidance to improve its income statement expenses disclosure requirements. The guidance requires the disclosure of more detailed information about the types of expenses in commonly presented expense captions. The guidance is effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is currently assessing the impact that adoption will have on its financial statements.

3. Related Party Transactions

Substantially all of the Company's revenues and expenses are related to fees earned and expenses charged from affiliates and the Parent, respectively.

The Parent provides the Company with personnel, technology support, legal and compliance, as well as finance and administration services. Expenses incurred by the Parent which are directly related to the Company's activities are 100% charged to the Company. Other shared support costs are charged to the Company based on the contribution to the Company's revenue generating activities, which is generally determined by utilizing headcount. The Company recognizes its share of expenses incurred by the Parent on its behalf at cost plus a markup up to 7% based on Man Group's transfer pricing policy. Expenses are reflected in their respective expense categories on the Statement of Income. The Company reimburses the Parent, generally on a monthly basis, for its share of the expenses incurred by the Parent based on the terms listed in the Administrative Services and Expense Funding Agreement between the Company and the Parent.

The Company may at times carry receivable or payable balances with affiliates. At December 31, 2025, the Company owed affiliates $226,830 , which is identified on the Statement of Financial Condition as Due to affiliates. Due from affiliates of $14,828,683 includes $10,347,458 related to Man Group's central cash management program and the remainder being amounts due for fees earned from subsidiaries of Man Group plc and affiliated funds as noted above.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the minimum net capital requirements of the SEC. Under the Act, the Company is required to maintain minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $12,612,420 which was $12,261,766 above the required minimum net capital of $350,654 . The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

The Company does not claim an exemption under paragraph (k) of Exchange Act Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 regarding adopting amendments to Exchange Act Rule 17a-5. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined under Exchange Act Rule 15c3-3. The Company met the conditions to rely on footnote 74 throughout the year ended December 31, 2025 without exception.

5. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer. Management accrues for such amounts when deemed probable and estimable in accordance with FASB ASC 450, Contingencies. Management, after consultation with outside counsel, does not believe that any current actions could be material to the financial condition or results of operations of the Company. The Company has no other commitments and contingencies.

6. **Income Taxes**

The Company has recorded a deferred tax asset in the amount of $40,774 at December 31, 2025. The deferred tax asset is due to differences in the basis of accounting for US GAAP and International Financial Reporting Standards ("IFRS") for certain assets and liabilities recognized by the Company as the Company prepares tax returns in conformity with IFRS. These differences are limited to the accounting for the Company's allocation of rent expense and compensated absences under US GAAP.

Management has evaluated all available evidence and has concluded that it is more likely than not its deferred tax assets will be realized and, therefore, no valuation allowance has been established against the net deferred tax asset as of December 31, 2025.

The table below represents the components of deferred tax asset.

Deferred tax asset		
IFRS to GAAP Differences	$	40,774
Amortizable costs associated with software development		-
Valuation allowance		-
Net deferred tax asset		40,774
Deferred tax liabilities		
Other deferred tax liabilities		-
Net deferred tax asset	$	40,774

The total income tax provision of $4,228,679 includes an out of period adjustment of $284,103 . This adjustment relates to two items: (i) State taxes, and the federal income tax impact thereof, upon the determination of state taxes properly attributable to the Company in 2025, and (ii) immediate expensing of the remaining amortization of the previously capitalized domestic Sec 174 intangibles in accordance with the regulations of One Big Beautiful Bill Act (OBBBA).

Tax years 2020 to the present are open for examination by the Federal and state tax authorities.

7. **Concentration of Credit Risk**

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

The Company maintains its cash in non-interest-bearing accounts at one bank, which exceeds Federal insurance limits. At December 31, 2025, the Company held cash above the Federal Deposit Insurance Corporation ("FDIC") limits in the amount of $582,491 . The Company's cash equivalents of $17,387,481 are held in a single money market account which is not FDIC insured.

8.   **Subsequent Events**

The Company has evaluated the impact of subsequent events through the date these financial statements were available to be issued and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

* * * * *